UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)
MENTOR CORPORATION
(Name of Subject Company)
MENTOR CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
587188103 (Common Stock)
(CUSIP Number of Class of Securities)
Joshua H. Levine
President and Chief Executive Officer
201 Mentor Drive
Santa Barbara, California 93111
(805) 879-6000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With Copies to:

Scott M. Stanton, Esq. Morrison & Foerster LLP 12531 High Bluff Drive Suite 100 San Diego, California 92130 (858) 720-5100	Joseph A. Newcomb, Esq. Vice President, Secretary and General Counsel Mentor Corporation 201 Mentor Drive Santa Barbara, California 93111 (805) 879-6000

Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE

     This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Mentor Corporation (the “Company”) initially filed on December 12, 2008 (as amended or supplemented from time to time, the “Statement”). The Statement relates to the tender offer by Maple Merger Sub, Inc., a Minnesota corporation (“Offeror”), and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent” or “Johnson & Johnson”), disclosed in a Tender Offer Statement on Schedule TO, initially filed on December 12, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.10 per share, at a purchase price of $31.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.
Item 8. Additional Information.
Item 8 is amended and supplemented by adding the following text thereto:
“Expiration of Subsequent Offering Period; Completion of Merger”
     “The subsequent offering period for the Offer expired as scheduled at 12:00 midnight, New York City time, on January 22, 2009. The subsequent offering period was not extended. Based on the information provided by Computershare Trust Company, N.A., the depository for the Offer (the “Depository”), to Parent, approximately 350,118 Shares were validly tendered during the subsequent offering period and a total of approximately 31,806,675 Shares were validly tendered during the initial offering period and the subsequent offering period taken together (including approximately 565,142 Shares subject to guaranteed delivery procedures), representing approximately 93.9% of the Shares outstanding. Offeror has accepted for payment all Shares validly tendered and not withdrawn during the initial offering period and all shares validly tendered during the subsequent offering period.
     Pursuant to the terms of the Merger Agreement, Parent intends to consummate the Merger following the expiration of the subsequent offering period. The Merger Agreement provides, among other things, that, subject to certain conditions, Offeror will be merged with and into the Company with the Company continuing as the Surviving Corporation, wholly owned by Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares directly owned by the Company, Parent or Offeror immediately prior to the Effective Time, which will be automatically canceled and shall cease to exist, and (ii) Shares held of record or beneficially owned by the Company’s shareholders who properly demand appraisal of such Shares under the Minnesota Business Corporation Act) will be converted into the right to receive $31.00 per Share net to the seller in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the Offer. Following the Merger, the Shares will no longer be listed on the NYSE.
     The press release issued by Parent announcing the expiration of the subsequent offering period and the completion of the Offer is attached hereto as Exhibit (a)(2)(R) and is incorporated herein by reference.”

Item 9. Exhibits.
Item 9 is amended and supplemented by adding the following exhibit:

“(a)(2)(R)	Press Release issued by Johnson & Johnson on January 23, 2009 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 23, 2009

By:	/s/ Joseph A. Newcomb
	Name:	Joseph A. Newcomb
	Title:	Vice President, Secretary and General Counsel